
ORRICK


05009089

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

June 9, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED


RECEIVED
JUN 16 2005
183

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of June 7, 2005 enclosed please find a press release dated June 7, 2005.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

DOCSNY1:863595.9
13024-2 JG9/JG9

From: IR Kontakt FJH [mailto:investor.relations@fjh.com]
Sent: Thursday, June 09, 2005 2:55 AM
To: Johannes K. Gaebel
Subject: FJH announces details of capital measures

The Supervisory Board of FJH AG (ISIN DE0005130108), the specialist insurance consultancy and software house listed in the German Prime Standard, has authorised the issue of convertible bonds, which had been announced on 7 June 2005, as well as an increase in capital.

In a first step convertible bonds worth 7.86 million Euros which are guaranteed by an investor will be issued later this month. The interest rate was fixed at 10 % p. a. and the bonds can be converted into up to 3,930,000 shares of FJH AG within five years. The price was fixed at 2 Euros per share. In a second step the capital is increased via a rights issue worth 6-7 million Euros. This as well is guaranteed by the investor. Both measures had been authorized by the annual general meeting on 24 June 2004.

With these capital measures FJH strengthens its capital basis for the restructuring of the company and at the same time improves its capital funds.

By the end of next week last year's results shall be presented and invitations to the annual press conference shall be sent out.

FJH AG
Michael Junker
Leonhard-Moll-Bogen 10
81373 Munich
Phone: +49 (0) 89 769 01 - 111
Fax: + 49 (0) 89 769 64 35
E-Mail: michael.junker@fjh.com
Internet: www.fjh.com

Munich, 07 June 2005